SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
(Rule 13e-100)
(Amendment No. 2)

Rule 13e-3 Transaction Statement under Section 13(e)
of the Securities Exchange Act of 1934

HANWHA Q CELLS CO., LTD.
(Name of the Issuer)

HANWHA Q CELLS CO., LTD.
HANWHA SOLAR HOLDINGS CO., LTD.
HANWHA CHEMICAL CORPORATION
HANWHA CORPORATION
MR. SEUNG-YOUN KIM
(Name of Person(s) Filing Statement)
Ordinary Shares, par value $0.0001 per share*
American Depositary Shares, each representing fifty Ordinary Shares
(Title of Classes of Securities)
41135V301**
(CUSIP Number of Classes of Securities)

Hanwha Q CELLS Co., Ltd.
Hanwha Building, 86 Cheonggyecheon-ro
Jung-gu, Seoul, Korea
Attention: Mr. Jinki Hong
Telephone: +82-2-729-3803
Hanwha Chemical Corporation
Hanwha Building, 86 Cheonggyecheon-ro
Jung-gu, Seoul, Korea
Attention: Mr. Sang Heum Han
Telephone: +82-2-729-2700
Mr. Seung-Youn Kim
Hanwha Building, 86 Cheonggyecheon-ro
Jung-gu, Seoul, Korea
Telephone:+82-2-729-1623

Hanwha Solar Holdings Co., Ltd.
c/o Hanwha Chemical Corporation
Hanwha Building, 86 Cheonggyecheon-ro
Jung-gu, Seoul, Korea
Attention: Mr. Sang Heum Han
Telephone: +82-2-729-3353
Hanwha Corporation
Hanwha Building, 86 Cheonggyecheon-ro
Jung-gu, Seoul, Korea
Attention: Mr. Min Hyoung Han
Telephone: +82-2-729-1093

(Name, Address and Telephone Number of Person Authorized To Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With copies to:
H. Young Shin Skadden, Arps, Slate, Meagher & Flom LLP 26F, Gangnam Finance Center 152 Teheran-ro, Gangnam-gu Seoul 06236, Korea Telephone: +82-2-6177-3001	Sang Jin Han Cleary Gottlieb Steen & Hamilton LLP 19F, Ferrum Tower 19 Eulji-ro 5-gil, Jung-gu Seoul 04539, Korea Telephone: +82-2-6353-8030

This statement is filed in connection with (check the appropriate box):
a. ☐
The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. ☐
The filing of a registration statement under the Securities Act of 1933.

c. ☐
A tender offer.

d. ☒
None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐
Calculation of Filing Fee
Transaction Valuation***	Amount of Filing Fee****
$50,707,541.41	$6,145.75

*
Not for trading, but only in connection with the listing on the Nasdaq Global Market of the American Depositary Shares (“ADSs”), each representing fifty ordinary shares, par value $0.0001 per share, of the Company (the “Ordinary Shares”).

**
CUSIP number of the ADSs, each representing fifty Ordinary Shares.

***
Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Transaction Valuation was calculated based on the purchase of 5,119,374 ADSs and 129,994 Ordinary Shares of Hanwha Q CELLS Co., Ltd. at $9.90 per ADS and $0.198 per Ordinary Share, respectively. The foregoing share figure has been provided by the issuer and is as of December 18, 2018, the most recent practicable date.

****
The filing fee was calculated in accordance with Rule 0-11 under the Exchange Act and equals $121.20 per $1,000,000 of transaction value.

☒
Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: $6,115.14
Form or Registration No.: Schedule 13E-3
Filing Party: Hanwha Q CELLS Co., Ltd., Hanwha Solar Holdings Co., Ltd., Hanwha Chemical Corporation, Hanwha Corporation, and Mr. Seung-Youn Kim
Date Filed: October 23, 2018
NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THIS TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS TRANSACTION STATEMENT ON SCHEDULE 13E-3. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Explanatory Note: Hanwha Solar Holdings Co., Ltd. (“Hanwha Solar”) has recently discovered that 28,101 American Depositary Shares (“ADSs”) of Hanwha Q CELLS Co., Ltd. (the “Company”) out of the 128,101 ADSs that the Rule 13e-3 transaction statement on Schedule 13E-3 filed with the Securities and Exchange Commission (the “SEC”) on October 23, 2018 (as amended by Amendment No. 1 filed with the SEC on November 16, 2018, this “Statement”) previously stated were owned by Hanwha Solar as of October 19, 2018 were escheated to the State of Delaware in February 2016 due to Hanwha Solar’s failure to surrender the relevant share certificates in a timely manner in connection with a ratio change of the ADSs that took place in June 2015. In June 2016, the State of Delaware sold the escheated ADSs, as a result of which 28,101 ADSs are no longer owned by Hanwha Solar. In order to reflect this information and certain other updates to the Company’s capital structure as of the most recent practical date, the Filing Persons (as defined below) hereby file this Amendment No. 2.

Introduction
This Amendment No. 2 (this “Amendment No. 2”) to the Rule 13e-3 transaction statement on Schedule 13E-3 amends and supplements the Rule 13e-3 transaction statement on Schedule 13E-3 filed with the Securities and Exchange Commission (the “SEC”) on October 23, 2018 (as amended by Amendment No. 1 filed with the SEC on November 16, 2018, this “Statement”) and is being filed jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”):
•
Hanwha Q CELLS Co., Ltd., an exempted company organized under the laws of the Cayman Islands (“Hanwha Q CELLS” or the “Company”), which is the subject party and issuer of the ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), and the American Depositary Shares (“ADSs”), each representing fifty Ordinary Shares, that is the subject of the Rule 13e-3 transaction described in the Statement.

•
Hanwha Solar Holdings Co., Ltd., an exempted company incorporated in the Cayman Islands with limited liability (“Hanwha Solar” or “Parent”), which owns approximately 93.9% of the Ordinary Shares (including Ordinary Shares represented by ADSs).

•
Hanwha Chemical Corporation, a corporation with limited liability incorporated under the laws of the Republic of Korea (“Hanwha Chemical”), which owns 100% of Hanwha Solar.

•
Hanwha Corporation, a corporation with limited liability incorporated under the laws of the Republic of Korea, which holds approximately 36.3% of the issued and outstanding shares of Hanwha Chemical and may therefore be deemed to be the beneficial owner of the Ordinary Shares (including the Ordinary Shares represented by ADSs) held by Hanwha Solar.

•
Mr. Seung-Youn Kim, a representative director and executive officer of Hanwha Chemical and Hanwha Corporation, who holds approximately 18.8% of the issued and outstanding shares of Hanwha Corporation and may therefore be deemed to be the beneficial owner of the Ordinary Shares (including the Ordinary Shares represented by ADSs) held by Hanwha Solar.

This Amendment No. 2 and the Statement relate to a proposed “short-form” merger between Parent and the Company pursuant to section 233(7) of the Companies Law of the Cayman Islands, as amended (the “Companies Law”), as a result of which the ADSs representing the Ordinary Shares will be delisted from the Nasdaq, the registration of the ADSs will be terminated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Company will no longer be subject to reporting and other disclosure requirements of the Exchange Act, including requirements to file annual and other periodic reports or to provide the type of disclosure contained in this Statement. The effective date of the Merger (the “Effective Date”) is expected to occur 20 days following the date of the mailing of this Statement, or such later date as may be required to comply with Rule 13e-3 under the Exchange Act and all other applicable laws. The Effective Date is expected to be in the first quarter of 2019.
All information contained in this Statement concerning each Filing Person has been supplied by such Filing Person.
Except as set forth in this Amendment No. 2, all information in the Statement remains unchanged. Capitalized terms used and not otherwise defined in this Amendment No. 2 have the meanings ascribed to such terms in the Statement.

SUMMARY TERM SHEET
Purpose of the Merger
The paragraph appearing under “Summary Term Sheet — Purpose of the Merger” on page 3 of the Statement is hereby replaced in its entirety by the following paragraph:
The purpose of the Merger is to effect a “going-private” transaction with respect to the Company. As of December 18, 2018, Parent owns 3,903,989,723 Ordinary Shares and 100,000 ADSs representing 5,000,000 Ordinary Shares. Parent’s ownership of the Ordinary Shares (including the Ordinary Shares represented by ADSs) represents approximately 93.9% of the total outstanding Ordinary Shares (including the Ordinary Shares represented by ADSs). Parent intends to merge with the Company in a “short-form” merger, with Parent continuing as the Surviving Company after the Merger. The Merger will provide a source of immediate liquidity to the holders of Ordinary Shares (including the Ordinary Shares represented by ADSs but excluding any such Ordinary Shares held by Parent (“Excluded Shares”)). Following the Merger, the Surviving Company will be a wholly owned subsidiary of Hanwha Chemical Corporation, a corporation with limited liability incorporated under the laws of the Republic of Korea (“Hanwha Chemical”), which currently owns 100% of Parent.
Principal Terms of the Merger and Related Transactions
The third and fourth bullet points appearing under “Summary Term Sheet — Principal Terms of the Merger and Related Transactions” on page 4 of the Statement are hereby replaced in their entirety by the following paragraphs:
•
Shares Outstanding; Ownership by Hanwha Solar — As of December 18, 2018, a total of 4,165,088,417 Ordinary Shares (including the Ordinary Shares represented by ADSs) are issued and outstanding, of which 260,968,700 Ordinary Shares are represented by 5,219,374 ADSs. As of December 18, 2018, Parent is the owner of a total of 3,908,989,723 Ordinary Shares (including the Ordinary Shares represented by ADSs), which for the avoidance of doubt comprises 3,903,989,723 Ordinary Shares and 100,000 ADSs representing 5,000,000 Ordinary Shares. Parent’s ownership of the Ordinary Shares (including the Ordinary Shares represented by ADSs) represents approximately 93.9% of the voting rights attached to the total outstanding Ordinary Shares (including the Ordinary Shares represented by ADSs) exercisable in general meetings of the Company. See Item 11 “Interest in Securities of the Subject Company” beginning on page 43 of this Statement.

•
Options — In addition, as of December 18, 2018, there are outstanding stock options for current and former employees of the Company to purchase 5,216 ADSs on the terms set forth in the 2007 Equity Incentive Plan (the “Equity Incentive Plan”) incorporated by reference under Exhibit (d)(4) hereto and applicable award agreements (the “Company Stock Options”), which Parent and the Company have agreed shall be converted as of the consummation of the Merger into stock options to purchase ordinary shares of Parent (the “Parent Stock Options”). All of the Company Stock Options have exercise prices per ADS ranging from $37.10 to $74.80. The number of Parent Stock Options and the exercise price applicable thereto will be determined based on an exchange ratio, calculated based on the quotient of the Per Ordinary Share Consideration divided by the per share value of an ordinary share of Parent as of immediately following the Effective Date (the “Options Exchange Ratio”).

TRANSACTION STATEMENT
ITEM 2.
SUBJECT COMPANY INFORMATION

(b) Securities
The paragraph appearing under “Transaction Statement — Item 2. Subject Company Information — (b) Securities” on page 35 of the Statement is hereby replaced in its entirety by the following paragraph:
The exact title of the class of equity securities subject to the Merger is Ordinary Shares of the Company, par value $0.0001 per share, and ADSs, each representing fifty Ordinary Shares. According to the Company, as of December 18, 2018, there were a total of 4,165,088,417 issued and outstanding Ordinary Shares (including the Ordinary Shares represented by ADSs), and approximately 260,968,700 Ordinary Shares were represented by the ADSs.
(c) Trading Market and Price
The paragraph appearing under “Transaction Statement — Item 2. Subject Company Information — (c) Trading Market and Price” on page 35 of the Statement is hereby replaced in its entirety by the following paragraph:
The ADSs are listed on the Nasdaq and trades under the symbol “HQCL.” The following table sets forth the high and low sales prices per share of the ADSs for the periods indicated as quoted on the Nasdaq.
	Closing Price
Period	High	Low
	(In USD)
For the year ended December 31, 2016
First Quarter	$22.34	$14.00
Second Quarter	$15.03	$10.90
Third Quarter	$15.18	$10.51
Fourth Quarter	$12.01	$7.71
For the year ended December 31, 2017
First Quarter	$9.52	$6.70
Second Quarter	$7.45	$6.17
Third Quarter	$9.22	$6.52
Fourth Quarter	$9.05	$7.02
For the year ended December 31, 2018
First Quarter	$8.67	$7.06
Second Quarter	$7.75	$6.02
Third Quarter	$8.80	$5.43
Fourth Quarter (through December 18, 2018)	$9.71	$8.11
ITEM 5.
PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

(b) – (c) Significant Corporate Events; Negotiations or Contacts
The second paragraph appearing under “Transaction Statement — Item 5. Past Contracts, Transactions, Negotiations and Agreements — (b) – (c) Significant Corporate Events; Negotiations or Contacts” on page 41 of the Statement is hereby replaced in its entirety by the following paragraph:
In an effort to improve management efficiency in the rapidly changing solar market environment through integration of physical and human resources, on November 1, 2018, the Company completed the transfer of certain assets of its wholly owned subsidiary, Hanwha Q CELLS Corp., to Hanwha Q CELLS & Advanced Materials Corp., a wholly owned subsidiary of Hanwha Chemical. The assets of Hanwha Q CELLS Corp. that were transferred included trade receivables, various tangible and intangible assets, golf memberships, trade payables, and retirement benefit estimated liabilities. The transaction value, following post-closing adjustments in accordance with the definitive agreement, was approximately $20.1 million based on the then-prevailing exchange rate.
ITEM 11.
INTEREST IN SECURITIES OF THE SUBJECT COMPANY

(a) Securities Ownership
The first and second paragraphs appearing under “Transaction Statement — Item 11. Interest in Securities of the Subject Company — (a) Securities Ownership” on pages 43 and 44 of the Statement are hereby replaced in their entirety by the following paragraphs:
As of December 18, 2018, Parent is the beneficial owner of a total of 3,908,989,723 Ordinary Shares (including the Ordinary Shares represented by ADSs), which for the avoidance of doubt comprises 3,903,989,723 Ordinary Shares and 100,000 ADSs representing 5,000,000 Ordinary Shares. Parent’s ownership of the Ordinary Shares (including the Ordinary Shares represented by ADSs) represents approximately 93.9% of the total outstanding Ordinary Shares (including the Ordinary Shares represented by ADSs). Hanwha Chemical, as the 100% parent of Hanwha Solar, may be deemed to be the beneficial owner of the Ordinary Shares (including the Ordinary Shares represented by ADSs) held by Hanwha Solar. Hanwha Corporation is the controlling shareholder of Hanwha Chemical and together with its affiliates hold approximately 36.3% of the issued and outstanding shares of Hanwha Chemical. Hanwha Corporation may therefore be deemed to be the beneficial owner of the Ordinary Shares (including the Ordinary Shares represented by ADSs) held by Hanwha Solar. Mr. Seung-Youn Kim holds approximately 18.8% of the issued and outstanding shares of Hanwha Corporation. Mr. Seung-Youn Kim may therefore be deemed to be the beneficial owner of the Ordinary Shares (including the Ordinary Shares represented by ADSs) held by Hanwha Solar.
In addition, as of December 18, 2018:
•
Mr. Jung Pyo Seo, a director of the Company, owns 861 ADSs representing 43,050 Ordinary Shares, which represents less than 0.01% of the total outstanding Ordinary Shares (including the Ordinary Shares represented by ADSs).

•
Mr. Chang Bum Kim, a director of Hanwha Chemical, owns 15,000 ordinary shares of Hanwha Chemical, which represents approximately 0.01% of the total issued and outstanding shares of Hanwha Chemical. Mr. Won Cho, a director of Hanwha Chemical, owns 3,505 ordinary shares of Hanwha Chemical, which represents less than 0.01% of the total issued and outstanding shares of Hanwha Chemical. Mr. Sang Heum Han, a director of Hanwha Chemical, owns 8,000 ordinary shares of Hanwha Chemical, which represents less than 0.01% of the total issued and outstanding shares of Hanwha Chemical. Mr. An Sik Yoon, a director of Hanwha Chemical, owns 2,000 ordinary shares of Hanwha Chemical, which represents less than 0.01% of the total issued and outstanding shares of Hanwha Chemical. Each of Mr. Chang Bum Kim, Mr. Won Cho, Mr. Sang Heum Han, and Mr. An Sik Yoon may therefore be deemed to be the beneficial owner of the Ordinary Shares (including the Ordinary Shares represented by ADSs) held by Hanwha Solar.

•
Mr. Youn-Chul Kim, a director of Hanwha Corporation, owns 4,996 ordinary shares and 5,324 preferred shares of Hanwha Corporation, which represents approximately 0.03% of the total issued and outstanding shares of Hanwha Corporation. Mr. Tae-Jong Lee, a director of Hanwha Corporation, owns 3,995 ordinary shares and 403 preferred shares of Hanwha Corporation, which represents less than 0.01% of the total issued and outstanding shares of Hanwha Corporation. Mr. Min-Suhk Lee, a director of Hanwha Corporation, owns 5,510 ordinary shares and 402 preferred shares of Hanwha Corporation, which represents approximately 0.01% of the total issued and outstanding shares of Hanwha Corporation. Mr. Kyeong-Seak Ok, a director of Hanwha Corporation, owns 2,040 ordinary shares of Hanwha Corporation, which represents less than 0.01% of the total issued and outstanding shares of Hanwha Corporation. Each of Mr. Youn-Chul Kim, Mr. Tae-Jong Lee, Mr. Min-Suhk Lee, and Mr. Kyeong-Seak Ok may therefore be deemed to be the beneficial owner of the Ordinary Shares (including the Ordinary Shares represented by ADSs) held by Hanwha Solar.

ITEM 13.
FINANCIAL STATEMENTS

(b) Pro Forma Information
The paragraph appearing under “Transaction Statement — Item 13. Financial Statements — (b) Pro Forma Information” on page 45 of the Statement is hereby replaced in its entirety by the following paragraph:
Pro forma information disclosing the effect of the Proposed Transaction is not material, because the Proposed Transaction will affect shareholders who hold approximately 256,098,694 Ordinary Shares, which represents less than 6.15% of the Company’s outstanding capital shares, and transaction costs will be approximately $ 3.44 million, representing less than 0.16% of the Company’s annual revenues and less than 1.57% of the Company’s annual operating expenses for the fiscal year ended December 31, 2017. Further, the consideration to be received by the Public Shareholders consists solely of cash and neither the Company nor Parent will incur any debt in connection with the Merger. Parent intends to maintain the business operations of the Company as is (with the exception of having to comply with the reporting obligations of a public company) on a standalone basis after the Proposed Transaction, and the Company has not received any indication that Parent intends to make any changes with respect to strategy, management, business plan or other respect of the Company that would affect the current forecast and operations of the Company.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
Dated: December 18, 2018
HANWHA Q CELLS CO., LTD.
By:	/s/ Hee-Cheul Kim
	Name:	Hee-Cheul Kim
	Title:	Chief Executive Officer
HANWHA SOLAR HOLDINGS CO., LTD.
By:	/s/ Sang-Heum Han
	Name:	Sang-Heum Han
	Title:	Director
HANWHA CHEMICAL CORPORATION
By:	/s/ Chang-Bum Kim
	Name:	Chang-Bum Kim
	Title:	Chief Executive Officer
HANWHA CORPORATION
By:	/s/ Kyeong-Seak Ok
	Name:	Kyeong-Seak Ok
	Title:	Chief Executive Officer
MR. SEUNG-YOUN KIM
By:	/s/ Seung-Youn Kim
	Name:	Seung-Youn Kim